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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Executive Jets receives Legacy 650 order in the Middle East

São José dos Campos - SP, Brazil, December 10, 2015 - Embraer Executive Jets today announced the order for a new Legacy 650 large jet to an undisclosed customer, based in the Middle East. This order adds to the 29 Legacy 650s and Legacy 600s that are currently operating in the Middle East. The aircraft is scheduled to be received at the end of 2015 and will be managed by Titan Aviation Group, a global aviation specialty service provider headquartered in the United Arab Emirates.

“The Legacy 650 has impressed customers because of its range, reliability and ample cabin and baggage space offering – the largest in this category. This aircraft can fly non-stop from the main cities in the Middle East to London. We have about 45 business jets in the Middle East and about 60% of this fleet are Legacy 650s or Legacy 600s, which is a testament to the aircraft’s popularity.” said Marco Tulio Pellegrini, President and CEO, Embraer Executive Jets. “This is the customer’s second purchase from Embraer. We are grateful for the confidence placed in us and thank Titan Aviation for their steadfast support. We are fully committed to supporting their operations.”

The 45 aircraft represents about 20% of the fleet of privately-owned business jets in the region aged under 10 years. Embraer Executive Jets also has a robust and comprehensive customer support and services network globally, with two authorized service centers in the Middle East.

“The owner currently owns a Legacy 600 and decided to upgrade to a Legacy 650 as he has been very pleased with Embraer’s supportive partnership,” said Captain Sakeer Sheik, Managing Director of Titan Aviation Group. “The Legacy 650 was chosen because of its range, reliability, low cost of operation, comfort and its ability to land in airports such as London city. With this new Legacy 650 order, Titan Aviation will be managing three Embraer’s executive jets in the Middle East and in India on behalf of the respective owners.”

The Legacy 650, an enhanced version of the Legacy 600 with longer range, lower cabin noise and latest interior and avionics features, entered into service in late 2010. There are currently more than 270 Legacy 650 and Legacy 600 present globally.

About the Legacy 650

The large Legacy 650 comfortably carries up to 14 passengers with privacy in three distinct cabin zones, and premium acoustic comfort. In addition to the best-in-class galley and a fully accessible in-flight baggage compartment that surpasses in size even those of most ultra-long range business jets, the aircraft may be configured with up to two lavatories. The Legacy 650 features internet connectivity and the latest generation in full HD in-flight entertainment, with Honeywell’s Ovation Select entertainment and cabin management system.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

The Legacy 650 features advanced navigation capabilities and the Honeywell Primus Elite™ avionics suite. The Legacy 650 has a range of 3,900 nautical miles (7,223 kilometers) with four passengers, with NBAA IFR fuel reserves, which means that the aircraft can fly nonstop from Dubai to Singapore.

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the Phenom 300 light jet, the Legacy 500 midsize and Legacy 450 mid-light, the super midsize Legacy 600 and large Legacy 650, and the ultra-large Lineage 1000E. Completing ten years in the market, Embraer Executive Jets’ global fleet exceeds 930 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters, in Brazil.

For more information, visit www.embraerexecutivejets.com.

Follow us on Twitter: @Embraer

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer